UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. N/A)*

Nature’s Miracle Holding Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63903P 100
(CUSIP Number)

Zhiyi (Jonathan) Zhang Nature’s Miracle Holding Inc. 858 N Central Ave Upland, CA 91786 (949) 798-6260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zhiyi (Jonathan) Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chinese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,591,393
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,591,393
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,591,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on 26,306,764 shares of the Issuer’s common stock issued and outstanding as of March 11, 2024.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Nature’s Miracle Holding Inc., a Delaware Corporation (the “Issuer”), whose principal executive office is located at 858 N Central Avenue, Upland, CA 91786. Prior to the Business Combination, the Issuer was known as Lakeshore Acquisition II Corp.

The Issuer’s Common Stock is listed on The Nasdaq Capital Market under the symbol “NMHI.”

Item 2.	Identity and Background

(a)	This statement is filed by Zhiyi (Jonathan) Zhang. Mr. Zhang is referred to herein as the “Reporting Person.”

(b)	The business address of the Reporting Person is c/o Nature’s Miracle Holding Inc., 858 N Central Ave, Upland, CA 91786.

(c)	The present principal occupation of the Reporting Person is the President and a Director of the Board of Directors (“Board”) of the Company.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Chinese citizen.

Item 3.	Source and Amount of Funds or Other Considerations

On September 9, 2022, Lakeshore Acquisition II Corp., a Cayman Islands exempted company (“Lakeshore”), LBBB Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company, as defined below, (the “Merger Sub”), Nature’s Miracle, Inc., a Delaware corporation (“Nature’s Miracle”), Tie (James) Li, as the representative of the stockholders of Nature’s Miracle and RedOne Investment Limited, a British Virgin Islands company, Lakeshore’s sponsor (the “Sponsor”), acting as the representative of the stockholders of Lakeshore, entered into a Merger Agreement (as amended on June 7, 2023 by Amendment No. 1 and on December 8, 2023 by Amendment No. 2, the “Merger Agreement”), pursuant to which, among other transactions, on March 11, 2024 (the “Closing Date”), Lakeshore merged with and into LBBB Merger Corp. (the “Company”), a Delaware corporation formed for the sole purpose of reincorporating Lakeshore into the State of Delaware (the “Reincorporation”), with the Company surviving, and immediately after the Reincorporation, the Merger Sub merged with and into Nature’s Miracle, with Nature’s Miracle surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger” and, together with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the Business Combination (the “Closing”), The Company changed its name to “Nature’s Miracle Holding Inc.” (sometimes referred to herein as “New Nature’s Miracle”).

On February 15, 2024, Lakeshore held a special meeting of its stockholders (the “Special Meeting”) in connection with the Business Combination. At the Special Meeting, the Lakeshore stockholders voted to approve the Business Combination with Nature’s Miracle and the other related proposals.

Pursuant to the Merger Agreement, at the effective time of the Business Combination, each share of Nature’s Miracle common stock issued and outstanding immediately prior to the effective time was canceled and automatically converted into the right to receive the applicable pro rata portion of shares of Common Stock, the aggregate value of which was equal to: (a) $230,000,000 minus (b) the estimated Closing Net Indebtedness (as defined in the Merger Agreement) (the “Merger Consideration”). A total of 3% of the Merger Consideration was placed in escrow for post-closing adjustments (if any) to the Merger Consideration, in accordance with the terms of the Merger Agreement following the Closing. Immediately after giving effect to the Business Combination, there were 26,306,764 issued and outstanding shares of Common Stock.

In addition, on June 14, 2023, Visiontech Group Inc., a California corporation, and Hydroman Inc., a California corporation (each a wholly owned subsidiary of Nature’s Miracle, and collectively as the “Borrowers”) entered into a secured business loan agreement (the “Newtek Loan Agreement”) with Newtek Business Services Holdco 6, Inc. (“Newtek”) for a principal sum of up to $3,700,000 with a maturity date of July 1, 2033. In connection with the Newtek Loan Agreement, Nature’s Miracle issued a promissory note in the amount of the principal and the interest on the principal, until paid in full, with a security interest in certain assets of Nature’s Miracle or its subsidiaries was given to the Lender.

On June 14, 2023, in connection with the Newtek Loan Agreement, Nature’s Miracle, Nature’s Miracle (California) Inc., a California corporation, Tie (James) Li, Zhiyi Zhang, Upland 858 LLC, a California LLC (each a “Newtek Guarantor,” and collectively as the “Newtek Guarantors”) entered into a commercial guaranty agreement (the “Newtek Guaranty”) pursuant to which Guarantors guaranteed the payment of the principal. The Company issued 50,000 shares of Common Stock to Tie (James) Li and Zhiyi Zhang on the Closing Date.

Mr. Zhang received a total of 5,591,393 shares of Common Stock on the Closing Date, of which consisted of (i) 5,541,393 shares of Common Stock issued as Merger Consideration pursuant to the Merger Agreement and (ii) 50,000 shares of Common Stock issued pursuant to the Newtek Loan Agreement.

The foregoing descriptions of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

Upon the consummation of the Business Combination, the Reporting Person was appointed to serve as the President and a Director of the Board. As a director and officer of the Company, the Reporting Person may have influence over the corporate activities of the Company; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-Up Agreement, the provisions of the Bylaws and the Issuer’s insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person retains the right to change his investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Person, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Person, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 26,306,764 shares of the Issuer’s Common Stock issued and outstanding as of March 11, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Zhiyi (Jonathan) Zhang	5,591,393	21.3%	5,591,393	0	5,591,393	0

(c)	Except as disclosed in this Statement, the Reporting Person did not effect any transaction with respect to Common Stock during the past 60 days.

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchaser Support Agreement

In connection with their entry into the Merger Agreement, Lakeshore and Nature’s Miracle entered into the Purchaser Support Agreement, dated as of September 9, 2022 (the “Purchaser Support Agreement”), with the initial shareholders of Lakeshore (the “Supporters”), pursuant to which the Supporters agreed (i) to vote LBBB Ordinary Shares held by them in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, (ii) to not transfer, during the term of the Purchaser Support Agreement, any Lakeshore Common Stock owned by them, and (iii) to not transfer any Lakeshore Common Stock held by them in accordance with the lock-up provisions set forth in Lakeshore’s final prospectus filed with the U.S. Securities and Exchange Commission on March 8, 2022.

Voting and Support Agreement

In connection with their entry into the Merger Agreement, Lakeshore and Nature’s Miracle entered into a Voting and Support Agreement, dated as of September 9, 2022 (the “Voting and Support Agreement”), with certain Company stockholders, pursuant to which such Company stockholders agreed, among other things, (i) to vote the Company Stock (as defined in the Merger Agreement) held by them in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, (ii) authorize and approve any amendment to the Company’s Organizational Documents (as defined in the Merger Agreement) that is deemed necessary or advisable by Nature’s Miracle for purposes of effecting the transactions contemplated under the Merger Agreement and (iii) to not transfer, during the term of the Voting and Support Agreement, any Company Stock owned by them, except as permitted under the terms of the Voting and Support Agreement.

Lock-up Agreement

In connection with their entry into the Merger Agreement, Lakeshore and Nature’s Miracle entered into a Lock-Up Agreement (the “Lock-up Agreement”) with certain Company stockholders whose names appear on the signature pages thereto (such stockholders, the “Company Holders”), pursuant to which each Company holder agreed that each such holder will not, during the Lock-up Period (as defined below), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares issued in connection with the Merger (the “Lock-up Shares”), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. As used herein, “Lock-Up Period” means the period commencing on the closing date of the Merger and ending on the earlier of: (i) six months after the Closing; and (ii) with respect to Lock-up Shares not held by a Significant Company Stockholder (as defined in the Merger Agreement) only, if the volume weighted average price of the Lakeshore common stock equals or exceeds $12.50 per share for any 20 trading days within any 30 consecutive trading days beginning 90 days after the Closing.

Standby Equity Purchase Agreement

On April 10, 2023, Lakeshore entered into a Standby Equity Purchase Agreement (as amended by Amendment No. 1 to the Agreement dated June 12, 2023 and Amendment No. 2 to the Agreement dated December 11, 2023, the “SEPA”) with YA II PN, Ltd. (“Yorkville”). Pursuant to the SEPA, Lakeshore has the right, but not the obligation, to sell to Yorkville up to $60,000,000 of shares of common stock of the Company at Lakeshore’s request any time during the commitment period commencing on the sixth (6th) trading day following the date (the “Effective Date”) of closing of the Business Combination and terminating on the earliest of (i) the first day of the month following the 36-month anniversary of the Effective Date and (ii) the date on which Yorkville will have made payment of any Advances (as defined below) requested pursuant to the SEPA for the shares of common stock of the Company equal to the commitment amount of $60,000,000. Each issuance and sale by Lakeshore to Yorkville under the SEPA (an “Advance”) is subject to a maximum limit equal to the greater of: (i) an amount equal to one hundred percent (100%) of the daily trading volume of the shares of common stock of the Company on Nasdaq during regular trading hours for the five trading days immediately preceding an Advance notice, or (ii) $5,000,000, which amount may be increased upon mutual consent. The shares will be issued and sold to Yorkville at a per share price equal to, at the election of Lakeshore as specified in the relevant Advance notice: (i) 95% of the Market Price (as defined below) for any period commencing on the receipt of the Advance notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three (3) consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the shares of common stock of the Company on Nasdaq, and for any Option 2 Pricing Period, the VWAP of the shares of common stock of the Company on the Nasdaq during the Option 2 Pricing Period.

The Advances are subject to certain limitations, including that Yorkville cannot purchase any shares that would result in it owning more than 9.99% of Lakeshore’s outstanding shares of common stock of the Company at the time of an Advance (the “Ownership Limitation”) or 19.99% of Lakeshore’s outstanding shares of common stock of the Company as of the date of the closing of the Business Combination (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including where Lakeshore has obtained stockholder approval to issue in excess of the Exchange Cap in accordance with the rules of Nasdaq. Additionally, if the total number of shares of common stock of the Company traded on Nasdaq during the applicable Pricing Period is less than the Volume Threshold (as defined below), then the number of shares of common stock of the Company issued and sold pursuant to such Advance notice will be reduced to the greater of (a) 30% of the trading volume of the shares of common stock of the Company on Nasdaq during the relevant Pricing Period as reported by Bloomberg L.P., or (b) the number of shares of common stock of the Company sold by Yorkville during such Pricing Period, but in each case not to exceed the amount requested in the Advance notice. “Volume Threshold” is defined as a number of shares of common stock of the Company equal to the quotient of (a) the number of shares in the Advance notice requested by Lakeshore divided by (b) 0.30.

The Company has paid YA Global II SPV, LLC, a subsidiary of Yorkville, a structuring fee in the amount of $25,000. In addition, no later than ten trading days following the closing of the Business Combination, Lakeshore will pay a commitment fee in an amount equal to $300,000 (the “Commitment Fee”) by the issuance to Yorkville of such number of shares of common stock of the Company that is equal to the Commitment Fee divided by the lower of (i) the average VWAP for the seven consecutive trading days immediately after the close of the Business Combination or (ii) $10.00 per share.

Non-Competition and Non-Solicitation Agreement

On the Closing Date, Lakeshore, Nature’s Miracle and each of Tie (James) Li and Zhiyi (Jonathan) Zhang (the “Key Management Members”) entered into non-competition and non-solicitation agreements (the “Non-Competition and Non-Solicitation Agreements”), pursuant to which the Key Management Members and their affiliates agreed not to compete with Lakeshore during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers or clients of such entities. The agreements also contain customary non-disparagement and confidentiality provisions.

Voting Agreement

On the Closing Date, Lakeshore and certain Company stockholders entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, the Sponsor was granted a right to nominate a director to the post-Business Combination Board.

Registration Rights Agreement

On the Closing Date, Lakeshore, the supporters and certain Company stockholders (collectively, the “Subject Parties”) entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company is obligated to file a registration statement to register the resale of certain securities of the Company held by the Subject Parties. The Registration Rights Agreement also provides the Subject Parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing descriptions of the agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description
2.1	Merger Agreement dated September 9, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.2	Amendment No. 1 to Merger Agreement, dated as of June 7, 2023 (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.3	Amendment No. 2 to Merger Agreement, dated as of December 8, 2023 (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
10.1	Form of Purchaser Support Agreement (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.2	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.2 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.4	Standby Equity Purchase Agreement dated April 10, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on April 11, 2023)
10.5	Amendment No. 1 to Standby Equity Purchase Agreement dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on June 14, 2023).
10.6	Amendment No. 2 to Standby Equity Purchase Agreement dated December 11, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on December 22, 2023).
10.7	Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.4 to Company’s Current Report on Form 8-K filed with the Securities & Exchange Commission on March 15, 2024)
10.8	Form of Voting Agreement (incorporated by reference to Exhibit 10.5 to Lakeshore’s Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.9	Registration Rights Agreement dated as of March 11, 2024, by and between the Company and each party listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on 8-K, filed with the SEC on March 15, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2024	/s/ Zhiyi (Jonathan) Zhang
Zhiyi (Johnathan) Zhang